Exhibit 26(d)(2): Accelerated Benefit Rider (R2030-03/08)

ACCELERATED BENEFIT RIDER

This Accelerated Benefit Rider (this “Rider”) provides for payment of an Accelerated Benefit at your option under the conditions specified below. This Rider is issued in consideration of the application for the Policy. There is no charge for this Rider prior to the time that an Accelerated Benefit is paid.

THE BENEFITS PAID UNDER THIS RIDER ARE INTENDED TO BE TREATED FOR FEDERAL TAX PURPOSES AS ACCELERATED DEATH BENEFITS UNDER SECTION 101(g)(1)(B) OF THE INTERNAL REVENUE CODE, AS AMENDED (the “CODE”). THE ACCELERATED BENEFIT IS INTENDED TO QUALIFY FOR EXCLUSION FROM INCOME SUBJECT TO THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE PROVISIONS OF THE CODE. YOU SHOULD CONSULT YOUR PERSONAL TAX OR LEGAL ADVISOR TO ASSESS THE IMPACT OF BENEFITS PROVIDED BY THIS RIDER. RECEIPT OF AN ACCELERATED BENEFIT MAY BE TAXABLE AS INCOME. THIS RIDER IS NOT INTENDED TO BE A QUALIFIED LONG TERM CARE INSURANCE CONTRACT UNDER SECTION 7702B(b) OF THE CODE NOR IS IT INTENDED TO BE A NON-QUALIFIED LONG TERM CARE CONTRACT. THIS RIDER DOES NOT PAY OR REIMBURSE FOR EXPENSES INCLUDING THOSE DESCRIBED IN 101(g)(3)(A)(ii)(I) OF THE CODE. RECEIPT OF AN ACCELERATED BENEFIT UNDER THIS RIDER MAY ADVERSELY AFFECT YOUR ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS.

POLICY AND EFFECTIVE DATE

This Rider is part of the policy to which it is attached (your “Policy”). It is effective on the Policy Date. Unless expressly changed by this Rider, all provisions, exclusions, and limitations of your Policy remain the same and apply to this Rider. This Rider does not participate in our surplus earnings. If this Rider is attached to a joint life policy, you may not request payment of an Accelerated Benefit until there is only one surviving Insured. This Rider does not increase any cash, loan or reduced paid-up insurance values, if any, under your Policy.

Your Policy’s death benefits will be reduced and the availability of future payment(s) to you, if any, will be affected if you receive an Accelerated Benefit under this Rider.

DEFINITIONS

The terms not defined herein shall have the same meaning as in your Policy.

Accelerated Benefit. The Accelerated Benefit equals the portion of the Eligible Death Benefit that you request to be accelerated. The Accelerated Benefit will first be used to repay any outstanding policy loans and accrued loan interest due. The remainder of the Accelerated Benefit (less the Administrative Charge) will be paid to you. The minimum Accelerated Benefit amount is $10,000. The maximum Accelerated Benefit amount is the lesser of 50% of the Eligible Death Benefit or $1,000,000.00. We will pay the Accelerated Benefit when we receive, during the lifetime of the Insured, written proof that the Insured has been diagnosed as having one or more of the Qualifying Conditions shown below.

Administrative Charge. We assess the Administrative Charge when we pay an Accelerated Benefit under this Rider. The amount of Administrative Charge shall not exceed $300.00, and the amount of this charge is disclosed on the Accelerated Benefits Disclosure Form and Accelerated Benefits Claim Form.

Eligible Death Benefit. Subject to the limits detailed below, the Eligible Death Benefit is the amount of selected death benefit coverage on the life of the Insured provided under your Policy plus the lowest scheduled amount of any additional term insurance rider coverage, if applicable, as shown in your Policy and/or rider Schedule pages. The Eligible Death Benefit will be determined as of the date your written request for an Accelerated Benefit payment is received at our Customer Service Center.

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Eligible Institution. Eligible Institution means a licensed hospice, nursing home, hospital or similar facility that treats and provides care to those with a Qualifying Condition.

Physician. Physician means a doctor who is legally authorized and licensed to practice medicine in the United States of America and its territories, and treats illness or injury in the state in which treatment is received and who is acting within the scope of that authorization and license. Physician does not include:

1.	The Insured;

2.	The Owner;

3.	A Beneficiary; or

4.	A person who lives with or is related to the Insured, the Owner or a Beneficiary.

Physician Statement. A Physician Statement means a written statement signed by a Physician, received by us during the lifetime of the Insured and acceptable to us which:

1.	Contains the Physician’s diagnosis that the Insured has a Qualifying Condition; and

2.	States with reasonable medical certainty that the Qualifying Condition will result in the death of the Insured in 12 months or less from the date of the Physician Statement (assuming the exercise of ordinary and reasonable medical care, advice and treatment available in the same or similar communities), or describes the immediate need to provide the Insured with extraordinary medical intervention, continuous life support or continuous confinement in an Eligible Institution in anticipation of death or due to the occurrence of a life-threatening or catastrophic Qualifying Condition.

The Physician’s Statement must be obtained at the Owner’s expense.

Qualifying Conditions. The Qualifying Conditions for Payment of an Accelerated Benefit under this Rider are:

1.	A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in 12 months or less from the date of receipt of a Physician Statement;

2.	A medical condition that has required or requires extraordinary medical intervention without which the Insured would die. Such conditions may include, but are not limited to:

	(a)	A major organ transplant: or

	(b)	Continuous artificial life support;

3.	A medical condition that usually requires continuous confinement in an Eligible Institution and in which the Insured is expected to remain for the rest of his or her life; or

4.	A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:

	(a)	Coronary artery disease resulting in an acute infarction or requiring surgery;

	(b)	Permanent neurological deficit resulting from cerebral vascular accident; or

	(c)	End stage renal failure.

RIDER BENEFIT

We will pay the Accelerated Benefit on your written request provided the Insured has a Qualifying Condition and subject to the conditions and limitations listed below. We will pay the Accelerated Benefit in one lump sum, unless you request and we agree to payment in some other manner.

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Conditions and Limitations on an Accelerated Benefit Payment. Receipt of an Accelerated Benefit payment under this Rider is subject to the following conditions and limitations:

1.	Your Policy must be in force other than as reduced paid-up insurance, if applicable;

2.	An acceptable Physician Statement must be received by us during the lifetime of the Insured;

3.	No Accelerated Benefit is available if any part of the coverage included in the Eligible Death Benefit is contestable;

4.	Only one Accelerated Benefit payment may be made per policy to which this Rider is attached;

5.	Any amount needed to keep your Policy from terminating must be paid before we will approve the Accelerated Benefit payment;

6.	We must receive a consent form from all irrevocable beneficiaries, if any, and all assignees, if any. We also reserve the right to require a consent form from a spouse, the Insured, other beneficiaries, or any other person if, in our discretion, such person's consent is necessary to protect our interests;

7.	No Accelerated Benefit payment will be made under this Rider if a Qualifying Condition results from intentionally self-inflicted injuries; and

8.	The advance of an Accelerated Benefit payment under this Rider is not meant to cause involuntary access to death benefit proceeds ultimately payable under the Policy to the Beneficiary. Therefore, an Accelerated Benefit payment is not available if:

(a) Either you or the Insured is required by law to use the Accelerated Benefit payment to meet the claims of creditors, whether in bankruptcy or otherwise; or

(b) Either you or the Insured is required by a government agency to use the Accelerated Benefit payment to apply for, obtain, or otherwise keep a government benefit or entitlement.

AN ACCELERATED BENEFIT PAYMENT CREATES A LIEN

The Accelerated Benefit plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the Policy and any additional term insurance rider benefits that are part of the Eligible Death Benefit.

When there is a lien against your Policy:

1.	The amount payable at the death of the Insured under your Policy and any additional term insurance rider benefits that are part of the Eligible Death Benefit will be reduced by the amount of the lien;

2.	Your access to the value of your Policy, if any, through surrender, withdrawal, loan, or application of nonforfeiture provisions, if applicable, will be limited to the excess of the value of your Policy over the amount of the lien;

3.	You may not make any changes to your Policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your Policy;

4.	Any premiums or other payments required under the terms of the Policy will continue to be due and payable and will be based upon the pre-Accelerated Benefit amount; and

5.	Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums, or any other amount the payment of which will insure that the Policy will not lapse notwithstanding the fact that the Policy’s value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien.

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Interest on the Lien. Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of:

1.	The current yield on 90 day treasury bills; or

2.	The current maximum statutory adjustable policy loan interest rate.

You may repay all or any portion of the lien during the lifetime of the Insured.

The lien, including interest on the lien, as of the date death benefit proceeds are to be paid will be repaid to us out of the death benefit proceeds of your Policy and any additional term insurance rider benefits that are part of the Eligible Death Benefit.

ADJUSTMENTS TO THE POLICY

After an Accelerated Benefit payment is made, the amount of the Policy's death benefit proceeds will be reduced by the amount of the lien plus accrued interest. Cost of insurance charges, other expense charges and the premium amount, if any, will remain the same as prescribed in the Policy and will be based on the pre-Accelerated Benefit amount.

We will mail to you, for attachment to the Policy, an explanation of benefits that details the changes to your coverage under the Policy that results from the Accelerated Benefit payment. Additionally, any changes to your Policy will be detailed in the Accelerated Benefits Claim Form provided to you when the benefit is requested.

Impact on Accidental Death Benefit Rider Benefits. Payment of an Accelerated Benefit under this Rider shall not affect any accidental death benefit benefits, if any, provided by the Policy or by rider.

CLAIMS

Physical Examination. We reserve the right to get a second opinion at our expense, from a Physician of our choosing prior to making an Accelerated Benefit payment. In the event that the Physician we choose provides a different diagnosis of the Insured's medical condition, we reserve the right to rely on the Physician Statement from the Physician of our choosing for claim purposes.

We may also request additional medical information from the Physician submitting the Physician Statement.

Payment of Claims. The Accelerated Benefit payment will be paid to the Owner. If the Owner is not alive, we will make the payment to the estate of the Owner.

GENERAL PROVISIONS

Incorrect Age or Gender. If the Insured’s Age or gender has been misstated, the benefits available under this Rider will be in the amount that would have been available if the Policy and this Rider would have been issued at the correct Age and gender.

Termination. This Rider will terminate on the earliest of the following dates:

1.	On the first monthly processing date after we receive from the Owner a written request to terminate this Rider provided the Owner repays the lien under this Rider. Such a request may be made only after the first Policy Year;

2.	The date the Policy’s reduced paid-up insurance option, if any, goes into effect; or

3.	The date the Policy terminates for any reason.

Reinstatement. If the Policy is reinstated, this Rider will also be reinstated if it was in effect when the Policy terminated.

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Signed for Security Life of Denver Insurance Company by:

/s/ Donald W. Britton	/s/ Joy M. Benner
Donald W. Britton	Joy M. Benner
President	Secretary

SECURITY LIFE OF DENVER INSURANCE COMPANY

Home Office: Denver, CO 80203

ING Customer Service Center: 2000 21st Avenue NW, Minot, ND 58703-0890

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